HEYU LEISURE HOLIDAYS CORPORATION

Westwood Business Center

611 South Main Street

Grapevine, Texas 76051

(+86) 592-504-9622

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	HEYU LEISURE HOLIDAYS CORPORATION
Registration Statement Amendment 6 on Form S-1
Filed December 14, 2016
File No. 333-201986

Gentlepersons:

In regard to the above referenced Registration Statement, the HEYU LEISURE HOLIDAYS CORPORATION (the “Company”) and its management acknowledge that:

•	Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

HEYU LEISURE HOLIDAYS CORPORATION

/s/ Ban Siong Ang

Chief Executive Officer